Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

DONALD R. REYNOLDS

dreynolds@wyrick.com

August 17, 2010

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Rose Zukin, Staff Attorney

Re:	Pharmaceutical Product Development, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 26, 2010

Schedule 14A filed April 1, 2010

File No. 000-27570

Ladies and Gentlemen:

We write this letter on behalf of our client Pharmaceutical Product Development, Inc., also known as PPD, in response to the comment of the Staff of the Securities and Exchange Commission with respect to the above-captioned filings, as set forth in the Staff’s letter dated August 10, 2010. The comment is repeated below in italics for ease of reference.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Intellectual Property, page 18

U.S. Securities and Exchange Commission

August 17, 2010

1.	Please refer to your response to Comment 2 in your response letter dated June 10, 2010. Please confirm that in future filings, you will expand the proposed disclosure regarding material patents in your response letter to include the following information:

•	Identification of the product groups to which each of your material patents relate;

•	The expiration dates for each material patents, rather than a range of expiration dates for all of your patents; and

•	Identification of the jurisdictions in which your material patents were granted.

Please refer to Item 101(c)(1)(iv) of Regulation S-K for guidance.

PPD confirms that in future filings it will expand the proposed disclosure regarding material patents to include the following information:

•	Identification of the product groups to which each of the material patents relate;

•	The expiration dates for each material patent, rather than a range of expiration dates for all patents; and

•	Identification of the jurisdictions in which the material patents were granted.

*    *    *    *    *    *     *    *

As requested, please be advised that PPD hereby acknowledges that:

•	PPD is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	PPD may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PPD respectfully submits that the foregoing is appropriately responsive to the comment of the Staff. If the Staff has any further comments, please direct them to the undersigned.

Sincerely,

/s/ Donald R. Reynolds
Donald R. Reynolds

cc:	Daniel G. Darazsdi

U.S. Securities and Exchange Commission

August 17, 2010

B. Judd Hartman